FOR IMMEDIATE RELEASE

John G. Sylvia - Senior Vice President, Chief Financial Officer  402-341-4500
Jeffrey S. Laudin - Manager, Investor Relations                  402-341-4500

                CalEnergy Announces Completion of
   Private Placement of Trust Preferred Convertible Securities

OMAHA, NEBRASKA, February 26, 1997 -- CalEnergy Company, Inc. ("CalEnergy") (NYSE, PSE and LSE symbol: CE) announced today that CalEnergy Capital Trust II (the "Trust"), a special purpose Delaware business trust formed by the Company, completed a private placement of $150 million in aggregate amount of trust convertible preferred securities ("Trust Securities"). In addition, Lehman Brothers and Donaldson, Lufkin & Jenrette (the "initial purchasers") exercised an option to purchase an additional 600,000 Trust Securities, or $30 million in aggregate amount, to cover over-allotments.

CalEnergy owns all of the common securities of the Trust. The Trust Securities and the common securities represent undivided beneficial ownership interests in the Trust. The assets of the Trust consist solely of CalEnergy's 6 1/4% Convertible Junior Subordinated Debentures Due 2012. Each Trust Security has a liquidation preference of $50 each and will be convertible at the option of the holder thereof any time into 1.1655 shares of CalEnergy Common Stock (equivalent to a conversion price of $42.90 per share of CalEnergy Common Stock), subject to adjustments in certain circumstances.

The proceeds of the offering ultimately will be used by CalEnergy to fund ongoing construction expenses for its international projects, to make equity investments in future domestic and international energy projects, to fund possible project or company acquisitions (although no specific acquisitions are currently contemplated by the Company), for the repayment of debt (including the repayment of the entire amount of approximately $100 million which was drawn under a $100 million credit facility in connection with the acquisition of Northern Electric plc), and for other general corporate purposes. The Trust Securities have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons, except to certain institutional buyers and accredited investors.

CalEnergy, a leading international provider of energy services, develops, owns and operates power generation facilities and manages the supply and distribution of electricity.

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